Exhibit 99.18

Protech Home Medical Announces DATE AND TIME

FOR Q1 Fiscal 2020 QUARTERLY CONFERENCE CALL

Cincinnati, Ohio – February 18, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., today announced that it will host its Q1 Fiscal 2020 Earnings Conference Call on Wednesday, February 26, 2020 at 10:00 a.m. (EST).

Conference Call Details:

Wednesday, February 26, 2020 at 10:00 a.m. (EST).

Canada/US Toll Free:	1 (800) 319 4610
International:	1 (604) 638 5340

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com

Investor Relations:

Oak Hill Financial Inc.

Jonathan L. Robinson CFA

416-669-1001

jrobinson@oakhillfinancial.ca